## Next Day Disclosure Return
## (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

| | | | |
|---|---|---|---|
| Instrument: | Equity issuer | Status: | New Submission |
| Name of Issuer: | KE Holdings Inc. | | |
| Date Submitted: | 16 September 2025 | | |

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules**") or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

**Section I**

| | | | | | |
|---|---|---|---|---|---|
| **1. Class of shares** | WVR ordinary shares | **Type of shares** | A | **Listed on the Exchange** | Yes |
| **Stock code (if listed)** | 02423 | **Description** | | | |

**A. Changes in issued shares or treasury shares**

| Events | | Changes in issued shares (excluding treasury shares) | | Changes in treasury shares | | |
|---|---|---|---|---|---|---|
| | | Number of issued shares (excluding treasury shares) | *As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)* | Number of treasury shares | *Issue/ selling price per share (Note 4)* | Total number of issued shares |
| **Opening balance as at *(Note 1)*** | 12 September 2025 | 3,430,132,293 | | 0 | | 3,430,132,293 |
| 1). Other (please specify)<br>See Part B<br>**Date of changes** 15 September 2025 | | | % | | | |
| **Closing balance as at *(Notes 5 and 6)*** | 15 September 2025 | 3,430,132,293 | | 0 | | 3,430,132,293 |

**B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)***

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 01 July 2025 | 848,220 | % | | USD | 5.8947 | |
| 2). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 02 July 2025 | 851,841 | % | | USD | 5.8696 | |
| 3). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 03 July 2025 | 845,517 | % | | USD | 5.9135 | |
| 4). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 07 July 2025 | 724,755 | % | | USD | 6 | |
| 5). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 08 July 2025 | 658,701 | % | | USD | 6.0432 | |
| 6). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 09 July 2025 | 662,118 | % | | USD | 6.0412 | |
| 7). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 10 July 2025 | 469,164 | % | | USD | 6.3943 | |
| 8). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 11 July 2025 | 643,464 | % | | USD | 6.2163 | |
| 9). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 14 July 2025 | 565,575 | % | | USD | 6.3131 | |
| 10). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 15 July 2025 | 636,654 | % | | USD | 6.2828 | |
| 11). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 16 July 2025 | 646,788 | % | | USD | 6.1844 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 12). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 17 July 2025 | 639,606 | % | | USD | 6.2538 | |
| 13). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 18 July 2025 | 634,935 | % | | USD | 6.2998 | |
| 14). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 21 July 2025 | 469,818 | % | | USD | 6.3854 | |
| 15). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 22 July 2025 | 468,291 | % | | USD | 6.4062 | |
| 16). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 23 July 2025 | 459,873 | % | | USD | 6.5235 | |
| 17). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 24 July 2025 | 454,161 | % | | USD | 6.6056 | |
| 18). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 25 July 2025 | 462,606 | % | | USD | 6.485 | |
| 19). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 28 July 2025 | 461,076 | % | | USD | 6.5065 | |
| 20). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 29 July 2025 | 629,883 | % | | USD | 6.3504 | |
| 21). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 30 July 2025 | 643,881 | % | | USD | 6.2123 | |
| 22). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 31 July 2025 | 650,973 | % | | USD | 6.1446 | |
| 23). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 01 August 2025 | 659,943 | % | | USD | 6.0611 | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 24). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 04 August 2025 | 837,858 | % | | USD | 5.9676 | |
| 25). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 05 August 2025 | 853,635 | % | | USD | 5.8573 | |
| 26). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 06 August 2025 | 856,542 | % | | USD | 5.8374 | |
| 27). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 07 August 2025 | 844,956 | % | | USD | 5.9175 | |
| 28). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 08 August 2025 | 846,738 | % | | USD | 5.9016 | |
| 29). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 11 August 2025 | 848,859 | % | | USD | 5.8903 | |
| 30). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 12 August 2025 | 845,643 | % | | USD | 5.9127 | |
| 31). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 13 August 2025 | 652,620 | % | | USD | 6.1291 | |
| 32). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 14 August 2025 | 649,845 | % | | USD | 6.1553 | |
| 33). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 15 August 2025 | 646,476 | % | | USD | 6.1321 | |
| 34). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 18 August 2025 | 670,146 | % | | USD | 6.0375 | |
| 35). | Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 19 August 2025 | 661,179 | % | | USD | 6.0498 | |

| | | | | | | |
|---|---|---|---|---|---|---|
| 36). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 20 August 2025 | 657,939 | % | | USD | 6.0796 | |
| 37). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 21 August 2025 | 654,834 | % | | USD | 6.1084 | |
| 38). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 22 August 2025 | 648,015 | % | | USD | 6.1727 | |
| 39). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 25 August 2025 | 632,877 | % | | USD | 6.3203 | |
| 40). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 26 August 2025 | 632,658 | % | | USD | 6.3225 | |
| 41). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 27 August 2025 | 351,438 | % | | USD | 5.9894 | |
| 42). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 29 August 2025 | 1,192,125 | % | | USD | 5.8719 | |
| 43). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 02 September 2025 | 1,146,105 | % | | USD | 6.0976 | |
| 44). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 03 September 2025 | 1,129,902 | % | | USD | 6.1952 | |
| 45). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 04 September 2025 | 1,132,359 | % | | USD | 6.1818 | |
| 46). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 05 September 2025 | 1,110,219 | % | | USD | 6.304 | |
| 47). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 08 September 2025 | 1,096,452 | % | | USD | 6.3821 | |

| | | | | | | |
|---|---|---|---|---|---|---|
| 48). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 09 September 2025 | 1,050,570 | % | | USD | 6.663 | |
| 49). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 10 September 2025 | 1,055,388 | % | | USD | 6.6274 | |
| 50). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 11 September 2025 | 519,324 | % | | USD | 6.6563 | |
| 51). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 12 September 2025 | 408,906 | % | | USD | 6.6722 | |
| 52). Repurchase of shares (or other securities) but not cancelled<br>**Date of changes** 15 September 2025 | 685,164 | 0.019 % | | USD | 6.5677 | |

Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,572,204,120 shares (comprising 3,430,132,293 Class A ordinary shares and 142,071,827 Class B ordinary shares).

**Confirmation** . Not applicable

*Notes to Section I:*

1. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.*

2. *Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

3. *The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return.*

4. *In the case of a share repurchase or redemption, the "issue/ selling price per share" shall be construed as "repurchase price per share" or "redemption price per share".*

   *Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given.*

5. *The closing balance date is the date of the last relevant event being disclosed.*

6. *For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled.*

   *If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B.*

7. *Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases.*

8. *"Identical" means in this context:*

   - *the securities are of the same nominal value with the same amount called up or paid up;*
   - *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*
   - *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.*

*Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).*

**Repurchase report**

| Section II | | | | | |
|---|---|---|---|---|---|
| **1. Class of shares** | WVR ordinary shares | **Type of shares** | A | **Listed on the Exchange** | Yes |
| **Stock code (if listed)** | 02423 | **Description** | | | |

**A. Repurchase report**

| | Trading date | Number of shares repurchased | Method of repurchase *(Note 1)* | Repurchase price per share or highest repurchase price per share $ | Lowest repurchase price per share $ | Aggregate price paid $ |
|---|---|---|---|---|---|---|
| 1). | 15 September 2025 | 685,164 | On another stock exchange<br>New York Stock Exchange | USD 6.65 | USD 6.52 | USD 4,499,974 |

| | | | |
|---|---|---|---|
| **Total number of shares repurchased** | 685,164 | **Aggregate price paid $** | USD 4,499,974 |
| **Number of shares repurchased for cancellation** | 685,164 | | |
| **Number of shares repurchased for holding as treasury shares** | 0 | | |

**B. Additional information for issuer who has a primary listing on the Exchange**

| | | | |
|---|---|---|---|
| 1). | **Date of the resolution granting the repurchase mandate** | | 27 June 2025 |
| 2). | **Total number of shares which the issuer is authorised to repurchase under the repurchase mandate** | | 360,216,007 |
| 3). | **Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate** | (a) | 39,492,924 |
| 4). | **As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate**<br>*(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate* | | 1.096 % |
| 5). | **Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)*** | Up to | 15 October 2025 |

| |
|---|
| We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2025 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. |

*Notes to Section II:*

1. *Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

2. *Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.*

*Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B.*

**Report of on-market sale of treasury shares** Not applicable

Submitted by: Siting Li
(Name)

Title: Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)